One Financial Center Boston, MA 02111 617-542-6000 mintz.com

August 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Life Sciences

Re: Locust Walk Acquisition Corp.

Amendment No. 1 to the Registration Statement on Form S-4

Filed July 19, 2021

No. 333-257091 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Locust Walk Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 4, 2021 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Chris Ehrlich, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing a second amendment to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement. Terms not otherwise defined shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

Risks Related to the Discovery, Development and Regulatory Approval of our Product Candidates

Any difficulties or delays in the commencement or completion, or any terminations or suspensions, of our current or planned clinical..., page 51

1.

We note your response to our prior comment 15. Please also include disclosure that pembrolizumab for the treatment of frontline NSCLC and other indications is owned by Merck the first time it is discussed in your risk factor disclosure, where appropriate. We also refer to your disclosure that your zotatifin product candidate is being evaluated incombination with other FDA-approved inhibitors, such as fulvestrant and herceptin. Please revise your disclosure throughout the prospectus to clarify that these inhibitors are therapies owned and developed by third parties.

Response: The Company has revised the disclosure on pages 51, 56 and 177 of the Amended Registration Statement to include information about the therapies owned and developed by third parties, including Merck.

BOSTON        LONDON        LOS ANGELES        NEW YORK        SAN DIEGO        SAN FRANCISCO        WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

August 5, 2021 Page 2

Use of our product candidates could be associated with side effect, adverse events..., page 54

2.

We note your response to our prior comment 18. Please revise your disclosure on page 55 further to clarify that certain treatment-emergent adverse events observed during your Phase 2a trial of tomivosertib combined with Anti-PD-(L)1 agents were Grade 3 in severity, as referenced on page 172.

Response: The Company has revised the disclosure on pages 55 and 172 of the Amended Registration Statement to address the Staff’s Comment 2.

Background of the Business Combination, page 114

3.

We note your response to prior comment 13. Please expand your disclosure to discuss the valuations of comparable public companies and the analysis provided by Locust Walk Partners that were considered by the LWAC board or tell us why you believe such disclosure would not be material to investors.

Response: The Company has revised the disclosure on page 113 of the Amended Registration Statement to present the valuations of comparable public companies and the analysis provided by Locust Walk Partners that were considered by the LWAC board in order to address the Staff’s Comment 3.

*    *     *    *    *

August 5, 2021 Page 3

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at 858-314-1880 or William Hicks of this firm at 617-348-1799 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Scott M. Stanton, Esq.
Scott M. Stanton, Esq.

cc:

Locust Walk Acquisition Corp.

Chris Ehrlich

Daniel Geffken

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq.

Marc D. Mantell, Esq.